                                                                   Exhibit 99(a)

                                                      Cleveland-Cliffs Inc
 NEWSRELEASE                                          1100 Superior Avenue
                                                      Cleveland, Ohio 44114-2589
--------------------------------------------------------------------------------

                        CLEVELAND-CLIFFS REPORTS RESULTS
                        --------------------------------
                             FOR SECOND QUARTER 2002
                             -----------------------

         Cleveland, OH - July 24, 2002 -- Cleveland-Cliffs Inc (NYSE:CLF) today reported net income of $.6 million, or $.06 per diluted share, for the second quarter of 2002, which compared with a net loss of $15.1 million, or $1.50 per diluted share, in the second quarter of 2001. Cliffs reported a net loss of $12.2 million, or $1.20 per diluted share, for the first half of 2002. Cliffs' first half 2001 loss was $24.7 million, or $2.45 per diluted share, before recognizing a $9.3 million credit relating to the cumulative effect of an accounting change. In 2001, the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of pension expense. Therefore, the net loss for the first half of 2001 was $15.4 million, or $1.53 per diluted share. Following is a summary of results:


                                                 (IN MILLIONS, EXCEPT PER SHARE)
                                            ------------------------------------------
                                             SECOND QUARTER             FIRST HALF
                                            ----------------       -------------------
                                             2002      2001         2002         2001
                                            ------    ------       ------       ------
Income (Loss) Before Cumulative
  Effect of Accounting Change:
                Amount                      $   .6    $(15.1)      $(12.2)      $(24.7)
                Per Share                      .06     (1.50)       (1.20)       (2.45)

Cumulative Effect of
     Accounting Change:
                Amount                          --        --           --          9.3
                Per Share                       --        --           --          .92
                                            ------    ------       ------       ------

Net Income (Loss)
                 Amount                         .6     (15.1)       (12.2)       (15.4)
                 Per Share                     .06     (1.50)       (1.20)       (1.53)

      The improvement in second quarter and first half results was primarily due to higher pellet sales and production volume, a decrease in the loss from Cliffs and Associates Limited (CAL), increased income from the sale of non-strategic assets and an adjustment related to prior years' tax liabilities. In the second quarter of 2002, a favorable tax adjustment of $4.4 million was recorded reflecting Cliffs' continuing assessment of its tax liabilities for prior years. Partly offsetting were lower royalties and management fees, and higher administrative costs. Fixed costs related to production curtailments, which are included in cost of goods sold and operating expenses, were approximately $3 million in the second quarter of 2002 versus $20 million in 2001. Costs of production curtailments in first half results were $17 million in 2002 and $25 million in 2001. Royalty and management fee income from partners was lower than last year due mainly to the extended shutdown of operations at the Empire Mine in 2002, and Cliffs' increased ownership of the Tilden Mine in 2002. Higher administrative costs in 2002 are primarily due to increased pension and medical expenses and the impact of the increase in Cliffs' stock price on the costs of certain incentive compensation plans.

IRON ORE ACTIVITIES
-------------------

         Iron ore pellet sales in the second quarter of 2002 were 3.9 million tons compared to 2.3 million tons in 2001. First half sales were 5.2 million tons in 2002 versus 2.8 million tons in 2001. About half of the increase in both periods was the sale of pellets to Algoma Steel under a new sales arrangement, which replaced Algoma's prior equity interest in the Tilden Mine. The balance represented additional sales to other customers.

         Iron ore pellet production at Cliffs-managed mines increased to 7.4 million tons in the second quarter of 2002 from 6.5 million tons in 2001. Cliffs' share of second quarter production was 2.0 million tons above last year. Following is a summary of production tonnage for the second quarter and the first half, and the current forecast for the full year, comparative with 2001:

                                                                    (TONS IN MILLIONS)
                                      -------------------------------------------------------------------------------
                                           2ND QUARTER                  1ST HALF                   FULL YEAR
                                      -----------------------    -----------------------    -------------------------
                                        2002          2001         2002          2001         2002 E          2001
                                      ----------    ---------    ----------    ---------    -----------     ---------
Empire                                      1.1          1.4           1.1          3.3            3.7          5.7
Tilden                                      2.2          1.0           3.8          2.7            7.8          6.4
                                      ----------    ---------    ----------    ---------    -----------     ---------
    Michigan Mines                          3.3          2.4           4.9          6.0           11.5         12.1
Hibbing                                     2.1          1.8           3.4          2.8            7.5          6.1
Northshore                                  1.0           .8           1.8          1.7            4.1          2.8
Wabush                                      1.0          1.5           1.9          2.9            4.1          4.4
                                      ----------    ---------    ----------    ---------    -----------     ---------
       Total                                7.4          6.5          12.0         13.4           27.2         25.4
                                      ==========    =========    ==========    =========    ===========     =========

Cliffs' Share of Total                      3.8          1.8           6.3          4.6           14.6          7.8
                                      ==========    =========    ==========    =========    ===========     =========

         The Empire Mine was idle for the entire first quarter of 2002 and resumed production in April. Empire was idled again for three weeks in July for planned maintenance and vacation scheduling. There are no other production curtailments currently scheduled for the remainder of the year.

         The significant increases in Cliffs' share of production are mainly due to the Company's increased ownership of Tilden and the higher production level at Tilden in 2002. Partly offsetting was a decrease in pellets from Empire. In July, Cliffs acquired an additional 8 percent interest in the Hibbing Mine from Bethlehem Steel Corporation for the assumption of on-going net mine liabilities associated with the interest, which were about $6 million at the time of the transaction. Cliffs' increased ownership will enable the mine to operate at a higher production level with lower costs for the balance of 2002. This acquisition, which increases Cliffs' ownership of Hibbing from 15 percent to 23 percent, reflects Cliffs' improved ore sales outlook and represents another step in the Company's strategy to lead the remaking of the iron ore industry in the United States.

         Earlier today, Cliffs announced an amendment of its iron ore pellet sales agreement with Rouge Industries, Inc., which provides that Cliffs will be the sole supplier of iron ore pellets to Rouge. Sales to Rouge, which were less than 1 million tons in 2001, are expected to approximate 1.3 million tons in 2002. Rouge is expected to purchase in excess of 3 million tons per year beginning in 2003, and has annual minimum obligations through 2007. Cliffs also announced that it has loaned $10 million to Rouge on a secured basis, with final maturity in 2007.

FERROUS METALLICS ACTIVITIES
----------------------------

         CAL remained idle during the first half of 2002 due to weak market conditions. Cliffs' share of CAL pre-tax idle costs were $1.9 million in the second quarter and $4.5 million in the first half. The Company's share of CAL's pre-tax loss in 2001 was $5.2 million in the second quarter and $9.8 million in the first half.

         The market for ferrous metallics products, including HBI, has been improving as steel prices have risen. We are cautiously watching the market and working to assemble a book of business that could allow the restart of our plant in Trinidad and Tobago.

LIQUIDITY
---------

         At June 30, 2002, Cliffs had cash and cash equivalents of $143 million, including $100 million borrowed under the Company's unsecured revolving credit facility. The $100 million revolving credit facility does not expire until May 2003; however, the Company continues to evaluate refinancing alternatives. The Company's $70 million of senior unsecured notes are due in December 2005.

OUTLOOK
-------

         Fundamentals in the United States and Canadian steel industry continue to improve, largely due to reductions in steelmaking capacity and inventory restocking. Backlogs have been extended and steel prices have made significant gains. There has been a modest improvement in the overall demand for steel products, but the economic recovery remains sluggish.

         John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "With most steelmakers running their mills at high utilization rates, the demand for iron ore pellets is strong. We are raising our pellet sales forecast for the year 2002 to a range of 14.0 to 14.5 million tons, which compares with our previous forecast of 13 million tons and sales of 8.4 million tons in 2001. The majority of the increase is attributable to higher projected sales to International Steel Group (ISG), which is well ahead of its original start-up plan. ISG started up one blast furnace in Cleveland and one furnace in Indiana Harbor in the second quarter. The second Cleveland furnace went into production in mid-July and the second Indiana furnace, which is undergoing a mini-reline, is expected to restart later this year."

         While global steelmakers have been universally critical of President Bush's tariffs on steel imports, global steel prices have been improving along with U.S. prices. Despite the improvement in global steel prices, the major international pellet producers in Brazil and Canada settled for a 5.5 percent to
6.2 percent decrease in pellet prices for the 2002 iron ore year. While this impacts the pricing on a number of Cliffs' multi-year sales contracts, the Company's average price realization is less influenced by the international price than in prior years.

         Brinzo concluded, "While business conditions have improved, we still expect to report a loss for the full year 2002. We are expecting a modest operating profit in the second half of 2002, and look for improvement in our financial results in 2003. Our projected sales volume should allow us to operate at capacity levels beginning in 2003. We have intensified our focus on cost reduction and preservation of financial flexibility so that we can restore our profitability and continue to lead the consolidation of the domestic iron ore business."

                       * * * * * * * * * * * * * * * * * *

         Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

         This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

         Actual results may differ materially from such statements for a variety of factors; such as: demand for iron ore pellets by North American integrated steel producers due to changes in steel utilization rates, operational or start-up factors, electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U. S. Bankruptcy Code or similar statutes in other countries; changes in imports of steel, iron ore, or ferrous metallic products; changes in the market price of HBI; events or circumstances that could impair or adversely impact the viability of a mine or other operation and the carrying value of associated assets; and changes in domestic or international economic and political conditions.

          Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2001 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

         Cliffs will host a conference call on second quarter 2002 results tomorrow, July 25, at 10:00 a.m. EDT. The call will be broadcast live on Cliffs' website at http://www.cleveland-cliffs.com. A replay of the call will be available on the website for

30 days. Cliffs will file its second quarter 10-Q Report with the Securities and Exchange Commission on July 25. For a more complete discussion of operations and financial position, please refer to the 10-Q Report.

Contacts:
---------
Media:  Ralph S. Berge, (216) 694-4870
Financial Community:  Fred B. Rice, (800) 214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com

                             CLEVELAND-CLIFFS INC

                     STATEMENT OF CONSOLIDATED OPERATIONS

                                                                                 Three Months                   Six Months
                                                                                Ended June 30,                Ended June 30,
                                                                           -----------------------       -----------------------
(In Millions Except Per Share Amounts)                                       2002           2001           2002           2001
--------------------------------------                                     --------       --------       --------       --------
REVENUES
     Product sales and services
         Iron ore                                                          $  135.9       $   79.7       $  183.8       $  100.0
         HBI                                                                                   3.7                           3.7
                                                                           --------       --------       --------       --------
             Total                                                            135.9           83.4          183.8          103.7
         Freight and minority interest                                         16.7            3.4           23.8            4.0
                                                                           --------       --------       --------       --------
             Total product sales and services                                 152.6           86.8          207.6          107.7
     Royalties and management fees                                              3.3            6.9            4.6           14.8
                                                                           --------       --------       --------       --------
             Total operating revenues                                         155.9           93.7          212.2          122.5
     Interest income                                                             .9             .9            2.0            2.0
     Other income                                                               2.6            2.2            5.9            4.6
                                                                           --------       --------       --------       --------
                                                       TOTAL REVENUES         159.4           96.8          220.1          129.1

COSTS AND EXPENSES
     Cost of goods sold and operating expenses
         Iron ore                                                             152.5          101.0          222.9          136.1
         HBI                                                                                  10.3                          10.3
                                                                           --------       --------       --------       --------
             Total                                                            152.5          111.3          222.9          146.4
     Administrative, selling and general expenses                               6.8            5.2           10.8            8.0
     Idle expense and pre-operating loss of
         Cliffs and Associates Limited                                          2.5                           5.8            5.8
     Interest expense                                                           2.0            2.5            3.9            4.6
     Other expenses                                                             1.8            1.4            3.1            3.9
                                                                           --------       --------       --------       --------
                                             TOTAL COSTS AND EXPENSES         165.6          120.4          246.5          168.7
                                                                           --------       --------       --------       --------

LOSS BEFORE INCOME TAXES,
     MINORITY INTEREST AND CUMULATIVE
     EFFECT OF ACCOUNTING CHANGE                                               (6.2)         (23.6)         (26.4)         (39.6)
INCOME TAXES (CREDIT)                                                          (6.2)          (7.1)         (12.9)         (12.3)
                                                                           --------       --------       --------       --------

LOSS BEFORE MINORITY INTEREST
     AND CUMULATIVE EFFECT OF
     ACCOUNTING CHANGE                                                                       (16.5)         (13.5)         (27.3)
MINORITY INTEREST                                                                .6            1.4            1.3            2.6
                                                                           --------       --------       --------       --------

INCOME (LOSS) BEFORE CUMULATIVE
     EFFECT OF ACCOUNTING CHANGE                                                 .6          (15.1)         (12.2)         (24.7)
CUMULATIVE EFFECT OF ACCOUNTING
     CHANGE - NET OF $5.0 TAX                                                                                                9.3
                                                                           --------       --------       --------       --------

NET INCOME (LOSS)                                                          $     .6       $  (15.1)      $  (12.2)      $  (15.4)
                                                                           ========       ========       ========       ========

NET INCOME (LOSS) PER COMMON SHARE
     Basic and Diluted
         Before cumulative effect of accounting change                     $    .06       $  (1.50)      $  (1.20)      $  (2.45)
         Cumulative effect of accounting change - net of tax                                                                 .92
                                                                           --------       --------       --------       --------
                 Net income (loss)                                         $    .06       $  (1.50)      $  (1.20)      $  (1.53)
                                                                           ========       ========       ========       ========

AVERAGE NUMBER OF SHARES
     Basic                                                                     10.2           10.1           10.1           10.1
     Diluted                                                                   10.2           10.1           10.1           10.1

                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS


                                                                   Three Months                Six Months
                                                                  Ended June 30,              Ended June 30,
                                                              ---------------------       ---------------------
(In Millions, Brackets Indicate Decrease in Cash)                2002          2001          2002          2001
--------------------------------------------------------      -------       -------       -------       -------

OPERATING ACTIVITIES
     Net income (loss)                                        $    .6       $ (15.1)      $ (12.2)      $ (15.4)
     Depreciation and amortization:
         Consolidated                                             6.8           4.0          12.4           7.8
         Share of associated iron ore ventures                    1.9           2.4           4.0           5.5
     Gain on sale of assets                                      (1.3)         (1.1)         (3.8)         (2.5)
     Deferred income taxes                                       (6.2)         (4.5)         (3.4)         (6.0)
     Minority interest in Cliffs and Associates Limited           (.6)         (1.4)         (1.3)         (2.6)
     Cumulative effect of accounting change -
         net of $5.0 tax                                                                                   (9.3)
     Other                                                        4.3            .2           1.0           1.3
                                                              -------       -------       -------       -------
         Total before changes in operating
            assets and liabilities                                5.5         (15.5)         (3.3)        (21.2)
     Changes in operating assets and liabilities                  8.5         (19.4)        (16.7)        (50.6)
                                                              -------       -------       -------       -------
            Net cash from (used by) operating activities         14.0         (34.9)        (20.0)        (71.8)

INVESTING ACTIVITIES
     Purchase of property, plant and equipment:
         Consolidated:
            Cliffs and Associates Limited                                       (.1)                       (5.5)
            All other                                            (1.1)          (.8)         (5.3)         (2.9)
         Share of associated iron ore ventures                   (1.7)          (.6)         (2.3)          (.9)
     Investment in steel company common stock                   (13.0)                      (13.0)
     Investment in power-related joint venture                                               (6.0)
     Proceeds from sale of assets                                 2.8           1.2           5.3           2.7
     Other                                                                                                  (.4)
                                                              -------       -------       -------       -------
            Net cash used by investing activities               (13.0)          (.3)        (21.3)         (7.0)

FINANCING ACTIVITIES
     Borrowings under revolving credit facility                                35.0                       100.0
     Contributions by minority shareholders                        .1           1.3            .7           6.5
     Dividends                                                                 (1.1)                       (2.1)
                                                              -------       -------       -------       -------
            Net cash from financing activities                     .1          35.2            .7         104.4
                                                              -------       -------       -------       -------

INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                         $   1.1       $             $ (40.6)      $  25.6
                                                              =======       =======       =======       =======

                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                                                                                (In Millions)
                                                                                      ---------------------------------
                                                                                      June 30,     Dec. 31,     June 30,
                                                                                        2002         2001         2001
                                                                                      -------      -------      -------
                                     ASSETS
                                     ------
CURRENT ASSETS
      Cash and cash equivalents                                                       $ 143.2      $ 183.8      $  55.5
      Trade accounts receivable - net                                                    25.3         19.9         32.4
      Receivables from associated companies                                               5.9         12.1         13.6
      Inventories
           Product                                                                      118.1         84.8        152.0
           Supplies and other                                                            49.5         29.0         23.7
      Deferred and refundable income taxes                                                6.5         20.9         25.0
      Other                                                                              12.4         12.2         12.1
                                                                                      -------      -------      -------
                                                            TOTAL CURRENT ASSETS        360.9        362.7        314.3
PROPERTIES - NET                                                                        392.7        260.3        273.2
INVESTMENTS IN ASSOCIATED IRON ORE VENTURES                                              34.1        131.7        132.4
OTHER ASSETS                                                                             96.2         70.3         61.3
                                                                                      -------      -------      -------
                                                                    TOTAL ASSETS      $ 883.9      $ 825.0      $ 781.2
                                                                                      =======      =======      =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------
CURRENT LIABILITIES
      Borrowings under revolving credit facility                                      $ 100.0      $ 100.0      $ 100.0
      Accounts payable and accrued expenses                                             108.4         73.8         77.8
      Payables to associated companies                                                   16.4         16.0          6.6
                                                                                      -------      -------      -------

                                                       TOTAL CURRENT LIABILITIES        224.8        189.8        184.4
LONG-TERM DEBT                                                                           70.0         70.0         70.0
POSTEMPLOYMENT BENEFIT LIABILITIES                                                       94.0         69.2         65.2
ENVIRONMENTAL AND CLOSURE OBLIGATIONS                                                    57.5         59.2         17.1
OTHER LIABILITIES                                                                        21.4         36.7         41.1
                                                                                      -------      -------      -------
                                                                                        467.7        424.9        377.8
MINORITY INTEREST
      Cliffs and Associates Limited                                                      25.2         25.9         27.8
      Tilden Mining Company L.C.                                                         26.7
SHAREHOLDERS' EQUITY                                                                    364.3        374.2        375.6
                                                                                      -------      -------      -------
                                      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 883.9      $ 825.0      $ 781.2
                                                                                      =======      =======      =======

--------------------------------------------------------------------------------
NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. On January 31, 2002, Cliffs acquired Algoma Steel's 45 percent interest in the Tilden Mine, which increased Cliffs' ownership of Tilden from 40 percent to 85 percent. As a result of this transaction, Tilden became a consolidated subsidiary of Cliffs. Stelco, Inc. remains the owner of the other 15 percent of Tilden. In comparing the consolidated statement of financial position at June 30, 2002 and December 31, 2001, there are significant changes that are mainly due to the full consolidation of Tilden versus accounting for Tilden by the equity method. Consolidation of Tilden also increases sales revenues and cost of goods sold to account for Tilden cost reimbursements from the minority owner.

2. Royalties and fees paid by Cliffs as a partner in the mines, which were previously reported in both revenues and cost of goods sold and operating expenses, have been eliminated. There was no impact on financial results.

3. In management's opinion, the unaudited financial statements present fairly the Company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.